
Filed pursuant to Rule 497(a) File No. 333-228959 Rule 482ad

Yieldstreet
Prism Fund

With one investment, access an income-generating alternative investments portfolio. For everyone.

The Yieldstreet Prism Fund seeks to generate income by investing across multiple asset classes: Art, Commercial, Consumer, Legal, Real Estate, Corporates and more. The Fund's diverse specialty finance holdings are sourced from private market opportunities that were historically off-limits to retail investors. The Yieldstreet Prism Fund delivers a professionally-managed, multi-credit income portfolio in a single fund solution, with a low minimum and the simplicity of 1099 tax reporting.

Distribution rate

8%[1]

Assets Under Management

$87.6M
as of 9/30/21

Minimum investment

$500

Invest

No offers will be made to or accepted from investors residing in or located in Nebraska or North Dakota at this time.[5]
Quarterly distributions may exceed the Fund's earnings, which may cause a portion of the Fund's distributions to be a return of the money originally invested.[1]



Learn about the Yieldstreet Prism Fund in under 2 minutes



Quarterly distributions

Distributions are to be made to investors quarterly (typically in February, June, September and December), subject to the authorization of the Fund's Board of Directors. Cash distributions are automatically reinvested through our Dividend Reinvestment Program (DRIP); however, you may choose to opt-out of the DRIP at any time to receive the distributions in cash.



Transparent fee structure

Total annual fees of 1.5%, which are only charged on the Fund's assets that have been invested (no fees are charged for cash in the Fund that is not invested). No load or redemption fees.

View fee breakdown



Liquidity

The Fund expects to offer investors the opportunity to liquidate at least a portion of their shares on a quarterly basis (typically in March, May, August and November), subject to approval by the Fund's Board of Directors and other limitations outlined in the Fund's prospectus.[2]

Yieldstreet by the numbers

Yieldstreet's investment team partners with industry-leading specialists to assess and evaluate every investment offered. Year to date, less than 9.41% of opportunities reviewed passed our selective process to make it onto the Yieldstreet platform.

$2.65B
Funded

$1.2B
Principal and interest returned

186
Individual offerings fully repaid

Figures reflect all offerings across the Yieldstreet platform as of 11/23/21.

Asset allocation

The Fund's primary objective is to generate income for investors and, as a secondary objective, to achieve capital appreciation. To achieve these objectives, the Fund allocates its assets with a focus on income, seeking asset-backed and cash flow-backed opportunities across asset classes.

Asset allocation
As of 9/30/21

Real Estate 29.5%
Corporates 24.5%
Consumer 10.55%
Commercial 12%
Legal Finance 5.4%
Art 5.3%
Marine 4.6%
Cash 8.2%





















Read the Fund's Q3 2021 update

Percentages are based on Total Investments.
See Prospectus for more details.

A snapshot of the top holdings

As of 9/30/21

Holding	Asset class	Target Yield	Value
#1	Consumer	13.00%	$5,000,000
#2	Commercial	9.75%	$4,905,000
#3	Art	8.25%	$4,570,000
#4	Real Estate	10.86%	$4,500,000
#5	Real Estate	8.75%	$4,024,362

Current and future holdings are subject to change and risk. Figures are based on the Fund's net assets and unaudited values.

Fund Prospectus

To familiarize yourself with the details of the Yieldstreet Prism Fund and the risks associated therewith, prior to investing, we strongly suggest that you carefully review the Prospectus in full, including the risk factors section.

Download Prospectus

How to invest in 3 easy steps

1 →

Set-up your account

Set up an account on Yieldstreet's website

2 →

Fund your investment

Enter your desired allocation amount and submit your request. New shares of the Fund are issued weekly.

3 →

You're Live

Your investment will go active in your Yieldstreet portfolio.

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Key documents

- **Fund Prospectus**
- **FAQ**
- **Q3 2021 Update**
- **Letter to Shareholders**

Additional documents

- Distribution Notice 19(a)1 for December 2021
- Distribution Notice 19(a)1 for September 2021
- Distribution Notice 19(a)1 for June 2021
- Distribution Notice 19(a)1 for March
- Distribution Notice 19(a)1 for December
- Distribution Notice 19(a)1 for















2021	17, 2020 payment	September 17, 2020 payment
Distribution Notice 19(a)1 for June 12, 2020 Payment	Holdings as of September 30, 2021	Holdings as of September 13, 2021

Show more documents

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board of Directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to no more than 20% of shares outstanding [read more]

3 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

4 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) [read more]

5 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

6 The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified" product.

7 As a result of the continued change in market conditions, and our current investment strategy, we do not intend to use any leverage for our portfolio Investments for the twelve (12) months following August 6, 2020, as documented in the Prospectus.

300 Park Ave, 15th Floor, New York, NY 10022 844-943-5378 investments@yieldstreetprismfund.com

No communication by YieldStreet Prism Fund Inc. (the "Fund") or YieldStreet Management, LLC (the "Adviser", and together with the Fund, "Yieldstreet™"), through this website or any other medium, should be construed or is intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. This website does not constitute an offer, or the solicitation of any offer, to sell or purchase any securities, which may only be made by delivery of a valid prospectus.

Read full disclosure

Distribution Rate

Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by the Fund's prior quarter-end net asset value per share ("NAV"), and annualizing the resulting quotient. For more details, you can access our distribution rate article here) distribution rate article here.

Fee breakdown

Annual management fee	1.0%
Max annual admin expense	0.5%
Annual leverage expense	0%
Total fees:	**1.5%**

Management fees and administrative expenses are paid by the Fund and are not deducted from distributions.

Holding #1



The investment is a $5M assignment in the subordinated portion of a $145M credit facility secured by consumer installment loans, title loans, and cash advances. The borrower is an SPV that is wholly-owned by an Ohio-based lender to specialty consumer finance companies that has been in business since 2005. The Fund is expected to receive weekly interest payments at a target annualized rate of 13%. The facility has a 24-month revolving period followed by a 12-month amortization period.

Asset class
Consumer

Value
$5,000,000

Target Yield
13.00%

% of Fund
5.71%

Close

Holding #2



The investment is a partially funded $5M term loan secured by a first lien on all the assets of a company leasing mainly luxury and exotic vehicles, with an expected maturity of 30 months. The facility bears interest at a 9.75% target annualized interest rate. The loan is expected to be used by the borrower to purchase additional vehicles.

Asset class
Commercial

Value
$4,905,000

Target Yield
9.75%

% of Fund
5.60%

Close

Holding #3



The investment, originated by Athena Art Finance Corp., an affiliate of Yieldstreet, is secured by a diversified pool of fifteen blue-chip artworks. The investment has a minimum coupon of 8.25% per annum over a term of 36 months. In October 2020, the Fund increased its original participation of $4.175M to $4.57M in order to finance the purchase of two new pieces of artwork collateral added to the pool.

Asset class	Value
Art	**$4,570,000**

Target Yield	% of Fund
8.25%	**5.22%**

Close

Holding #4

The investment is a $4.5 million participation in a $22.7 million first mortgage loan. The underlying loan is secured by 1490 residential lots and a first lien on all profits (equity cash flows) from two to-be-developed single family rental (SFR) communities. The loan has an initial term of 24 months with one 12-month extension option. The Fund is expected to receive interest payments at a minimum annualized rate of 10.86%.

Asset class
Real Estate

Value
$4,500,000

Target Yield
10.86%

% of Fund
5.14%

Close

Holding #5



The investment is for $4.0 million of a $6.2 million loan secured by an occupied single-tenant industrial property in Kings Mountain, NC. The property is occupied with a lease in place until 2030. The credit tenant is an A3 rated multinational equipment manufacturer and provided a corporate guaranty to the lease. The loan has an initial term of 12 months with one 6-month extension option. The Fund is expected to receive interest payments at a minimum annualized rate of 8.75%.

Asset class
Real Estate

Value
$4,024,362

Target Yield
8.75%

% of Fund
4.59%

Close